Exhibit 99.1

INTERIM FINANCIAL REPORT

HALF-YEAR ENDED

30 JUNE 2014

ABN 76 112 202 883

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

DIRECTORS’ REPORT

Your Directors submit the financial report of Sundance Energy Australia Limited (the “Company” or “the consolidated group”) for the half-year ended 30 June 2014.

Directors

The names of each person who has been a Director during the half-year and to the date of this report are:

Michael D. Hannell — Non-Executive Chairman

Eric P. McCrady — Managing Director and CEO

Damien A. Hannes — Non-Executive Director

Neville W. Martin — Non—Executive Director

Weldon Holcombe — Non-Executive Director

Company Secretary

Damien Connor has been the Company Secretary during the half-year and to the date of this report.

Review of Operations

Revenues and Production.  The following table provides the components of our revenues for the six-months ended 30 June 2014 and 2013, as well as each period’s respective sales volumes:

	Six-months ended 30 June		Change in	Change
	2014	2013	$	as %
Revenue (In $ ‘000s)
Oil sales	$61,720	$24,261	$37,459	154.4%
Natural gas sales	3,833	1,713	2,120	123.8%
Natural gas liquids (NGL) sales	3,858	483	3,375	698.8%
Product revenue	$69,411	$26,457	$42,954	162.4%

	Six-months ended 30 June		Change in	Change
	2014	2013	Volume	as %
Net sales volumes:
Oil (Bbls)	636,386	257,521	378,865	147.1%
Natural gas (Mcf)	805,351	417,636	387,715	92.8%
NGL (Bbls)	105,865	13,766	92,099	669.0%
Oil equivalent (Boe)	876,475	340,893	535,582	157.1%

Barrel of oil equivalent (Boe) and average net daily production (Boe/d).  Sales volume increased by 535,582 Boe (157.1%) to 876,475 Boe (4,842 Boe/d) for the six-months ended 30 June 2014 compared to 340,893 Boe (1,883 Boe/d) for the same period in prior year due to successfully bringing online 37 gross (18.0 net) producing wells primarily in the Eagle Ford and Mississippian/Woodford Formations.

The Eagle Ford contributed 2,642 Boe/d (54.6%) of total sales volume during the six-months ended 30 June 2014 compared to 705 Boe/d (37.4%) during the same period in prior year. Mississippian/Woodford contributed 1,366 Boe/d (28.2%) of total sales volume during the six-months ended 30 June 2014 compared to 312 Boe/d (16.5%) during the same period in prior year. Our sales volume is oil-weighted, with oil representing 73% and 76% of total sales volume for the six-months ended 30 June 2014 and 2013, respectively.

Oil sales.  Oil sales increased by $37.5 million (154.4%) to $61.7 million for the six-months ended 30 June 2014 from $24.3 million for the same period in prior year. The increase in oil revenues was the result of both increased oil production volumes ($35.7 million) and improved product pricing ($1.8 million). Oil production volumes increased 147.1% to 636,386 Bbls for the six-months ended 30 June 2014 compared to 257,521 Bbls for the same period in prior year. The average price we realised on the sale of our oil increased by 2.9% to $96.99 per Bbl for the six-months ended 30 June 2014 from $94.21 per Bbl for the same period in prior year.

Natural gas sales.  Natural gas sales increased by $2.1 million (123.8%) to $3.8 million for the six-months ended 30 June 2014 from $1.7 million for the same period in prior year. The increase in natural gas revenues was primarily the result of increased production volumes ($1.6 million) and improved product pricing ($0.5 million). Natural gas production volumes increased 387,715 Mcf (92.8%) to 805,351 Mcf for the six-months ended 30 June 2014 compared to 417,636 Mcf for the same period in prior year. The average price we realised on the sale of our natural gas increased by 16.1% to $4.76 per Mcf for the six-months ended 30 June 2014 from $4.10 per Mcf for the same period in prior year.

NGL sales. NGL sales increased by $3.4 million (698.8%) to $3.9 million for the six-months ended 30 June 2014 from $0.5 million for the same period in prior year. The increase in NGL revenues was primarily the result of increased production volumes in the Eagle Ford and Anardarko Basins. NGL production volumes increased 92,099 Bbls (669.0%) to 105,865 Bbls for the six-months ended 30 June 2014 compared to 13,766 Bbls for the same period in prior year. The average price we realised on the sale of our natural gas liquids increased by 3.8% to $36.45 per Bbl for the six-months ended 30 June 2014 from $35.11 per Bbl for the same period in prior year.

	Six-months ended 30 June
Selected per Boe metrics	2014	2013	Change	Percent
Total oil, natural gas and NGL revenue	$79.19	$77.61	$1.58	2.0%
Lease operating expense	(7.39)	(8.11)	(0.72)	(8.9)%
Production tax expense	(4.57)	(5.81)	(1.24)	(21.3)%
Depreciation and amortisation expense	(35.55)	(29.07)	6.48	22.3%
General and administrative expense	(10.58)	(21.43)	(10.85)	(50.6)%
Total	21.10	13.19	8.0	60.0%

Lease operating expenses.  Our lease operating expenses (LOE) increased by $3.7 million (134.4%) to $6.5 million for the six-months ended 30 June 2014 from $2.8 million for the same period in prior year but decreased $0.72 per Boe to $7.39 per Boe from $8.11 per Boe. The decrease in LOE per Boe is primarily due to the implementation of several changes in our field operation in early 2014.

Production taxes.  Our production taxes increased by $2.0 million (102.4%) to $4.0 million for the six-months ended 30 June 2014 from $2.0 million for the same period in prior year but as a percent of revenue decreased 170 basis points to 5.8% from 7.5%. The decrease in production taxes as a percent of revenue is the result of exiting North Dakota, a higher production tax rate jurisdiction, and into Texas and Oklahoma which are lower production tax rate jurisdictions.

Depreciation and amortisation expense, including depletion.  Our depreciation and amortisation expense increased by $21.3 million (214.4%) to $31.2 million for the six-months ended 30 June 2014 from $9.9 million for the same period in prior year. The increase reflects our increase in production (157.1%) and an increase in our asset base subject to amortisation as a result of our acquisition and development activity.

General and administrative expenses.  General and administrative expenses per Boe decreased by 50.6% to $10.58 for the six-months ended 30 June 2014 as compared to $21.43 per Boe for the same period in prior year. The decrease in general and administrative expenses per Boe is driven by increased production levels diluting fixed general and administrative costs.

Finance costs.  Finance costs, net of amounts capitalised to exploration and development, increased by $1.0 million to $0.8 million for the six-months ended 30 June 2014 as compared to net interest income of $0.2 million in the same period in prior year. The increase primarily relates to fees paid for the borrowing base redetermination, which is not subject to capitalisation towards our oil and gas properties.

Loss on derivative financial instruments.  The loss on derivative financial instruments changed by $2.2 million to a $2.2 million loss for the six-months ended 30 June 2014 as compared to the same period in prior year.  The loss on commodity hedging consisted of $0.6 million of realised losses on commodity derivative contracts and $1.6 of unrealised losses on commodity derivative contracts.

Adjusted EBITDAX.  Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation and gains and losses on commodity hedging, net of settlements of commodity hedging.

For the six-months ended 30 June 2014, adjusted EBITDAX was $50.1 million, or 72% of revenue, compared to $15.5 million, or 59% of revenue, from the same period in prior year.

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Six-months ended 30 June
(In $ ‘000s)	2014	2013

IFRS Profit Loss Reconciliation to Adjusted EBITDAX:
Profit loss attributable to owners of Sundance	$12,669	$2,063
Income tax expense	1,831	1,810
Finance costs, net of amounts capitalised and interest received	699	(235)
Loss on commodity hedging	2,245	21
Settlement of commodity hedging	(587)	208
Depreciation and amortisation expense	31,159	9,908
Stock compensation, value of services	1,201	870
Loss on sale of non-current assets	878	877
Adjusted EBITDAX	$50,095	$15,522

Exploration and Development

The Company’s exploration and development activities are focused in the Eagle Ford and the Mississippian/Woodford Formations. Costs incurred for development and production expenditures during the six-months ended 30 June 2014 totaled $173.9 million.  This investment resulted in the addition of 37 gross (18.0 net) wells into production, including 13 gross (9.5 net) Sundance-operated horizontal wells.  An additional 42 gross (27.1 net) wells were drilling, being prepared for facture stimulation or testing as at 30 June 2014, an increase of 13 gross (9.6 net) compared to the beginning of the period.

In April 2014, we acquired approximately 4,800 net acres in the Eagle Ford for an initial purchase price of approximately $10.5 million and two separate earn out payments due upon commencement of drilling ($7.7 million) and payout of the first six wells drilled on the acreage ($7.7 million). The term of the agreement is two years and provides a one year extension for $500 per acre extended. This acquired acreage is adjacent to our existing acreage in McMullen County, Texas.

Subsequent to 30 June 2014, the Company sold its remaining Denver-Julesburg Basin assets. The sale price of approximately $113.4 million in cash includes the reimbursement of capital expenditures incurred on 8 gross (3.1 net) non-operated horizontal wells.

Subsequent to 30 June 2014, the Company sold its remaining Williston assets for approximately $14.5 million, which included $10 million in cash and approximately $4.5 million in settlement of a net liability due to the buyer.

Subsequent to 30 June 2014, the Company completed the acquisition of working interests in approximately 9,200 gross (5,700 net) and 18,000 gross (5,400 net) mineral acres in Dimmit and Maverick Counties, Texas, respectively. The purchase price includes an initial cash payment of approximately $35 million and a commitment to drill four Eagle Ford wells. In addition, the Company has the option, at its sole discretion, to acquire the Seller’s remaining working interests in Dimmit and Maverick Counties, Texas (including the Seller’s interest in producing wells) for an additional $45 million.

Financial Position

The Company completed a capital raise of approximately A$80 million from the placement of 84.2 million ordinary shares at A$0.95 per share and ended the period with pro forma cash of $124 million, consisting of cash on hand and the transactions subsequent to 30 June 2014 mentioned above under Exploration and Development.

In May 2014, the borrowing capacity under our credit facilities increased from an aggregate of $63 million to $135 million.  The increase in the borrowing capacity was driven by the significant uplift of the Company’s proved oil and gas reserves as at 31 December 2013.  Subsequent to and contemporaneously with the increase in borrowing capacity, the Company drew an additional $50 million under the credit facilities, of which $35 million was used to acquire the additional Eagle Ford acreage mentioned above, bringing total outstanding debt to $80 million as at 30 June 2014 with $55 million undrawn borrowing base capacity.  In conjunction with the increase in the Company’s borrowing base, the Company expanded the syndicate of banks under the Senior Credit Facility.  Led by Wells Fargo, Bank of America, Merrill Lynch and the Bank of Nova Scotia have now joined the bank group.

Subsequent to 30 June 2014, the borrowing capacity increased an additional net $10 million, to $145 million, after taking into consideration the removal of proved oil and gas reserves associated with the DJ and Williston Basin dispositions and the development of proved oil and gas reserves in the Eagle Ford Formation.  Subsequent to 30 June 2014, we paid down $15 million of debt under the credit facilities, bringing total outstanding debt to $65 million.

Auditor’s Declaration

The auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 5 for the half-year ended 30 June 2014.

Signed in accordance with a resolution of the Board of Directors.

Mike Hannell

Chairman

Adelaide

Dated this 12th day of September 2014

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

AUDITOR’S INDEPENDENCE DECLARATION

Ernst & Young 680 George Street Sydney NSW 2000 Australia GPO Box 2646 Sydney NSW 2001	Tel: +61 2 9248 5555 Fax: +61 2 9248 5959 ey.com/au

Auditor’s Independence Declaration to the Directors of Sundance Energy Australia Limited

In relation to our audit of the financial report of Sundance Energy Australia Limited for the for the half year ended 30 June 2014, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/ Ernst & Young
Ernst & Young

/s/ Michael Elliott
Michael Elliott
Partner
Sydney
12 September 2014

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the half-year ended 30 June 2014

		Consolidated Group
		30 June 2014	30 June 2013
	Note	US$’000	US$’000
		(unaudited)	(unaudited)
Revenue	2	$69,411	$26,457
Lease operating and production tax expense	3	(10,488)	(4,745)
Depreciation and amortisation expense		(31,159)	(9,908)
General and administrative expense	4	(9,270)	(7,306)
Finance costs		(805)	235
Loss on sale of non-current assets		(878)	(877)
Loss on derivative financial instruments		(2,245)	(21)
Other (expense) / income		(66)	38

Profit before income tax		14,500	3,873

Income tax expense	5	(1,831)	(1,810)

Profit attributable to owners of the Company		12,669	2,063

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		1,394	(279)

Other comprehensive income		1,394	(279)

Total comprehensive income attributable to owners of the Company		$14,063	$1,784

		Cents	Cents
Earnings per share
Basic earnings	6	2.5	0.6
Diluted earnings	6	2.5	0.6

The accompanying notes form part of these financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

As at 30 June 2014

		Consolidated Group
		30 June 2014	31 December 2013
	Note	US$’000	US$’000
		(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents		$32,596	$96,871
Trade and other receivables		40,273	28,748
Other current assets		9,582	4,038
CURRENT ASSETS		82,451	129,657
Assets held for sale	7	87,791	11,593
TOTAL CURRENT ASSETS		170,242	141,250

NON-CURRENT ASSETS
Development and production assets		407,044	312,230
Exploration and evaluation expenditure		168,554	166,144
Property and equipment		1,493	1,047
Derivative financial instruments	9	92	176
Deferred tax assets	5	5,396	2,303
Other non-current assets		1,018	2,019
TOTAL NON-CURRENT ASSETS		583,597	483,919

TOTAL ASSETS		$753,839	$625,169

CURRENT LIABILITIES
Trade and other payables		18,270	62,811
Accrued expenses		91,329	77,716
Derivative financial instruments	9	1,704	335
CURRENT LIABILITIES		111,303	140,862
Liabilities held for sale	7	19,312	109
TOTAL CURRENT LIABILITIES		130,615	140,971

NON-CURRENT LIABILITIES
Derivative financial instruments	9	326	31
Credit facility, net of deferred financing fees	8	79,225	29,141
Restoration provision		4,606	5,074
Deferred tax liabilities		106,574	102,711
Other non-current liabilities		303	—
TOTAL NON-CURRENT LIABILITIES		191,034	136,957

TOTAL LIABILITIES		$321,649	$277,928

NET ASSETS		$432,190	$347,241

EQUITY
Issued capital	11	306,693	237,008
Share option reserve		6,836	5,635
Foreign currency translation reserve		(122)	(1,516)
Retained earnings		118,783	106,114
TOTAL EQUITY		$432,190	$347,241

The accompanying notes form part of these financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

STATEMENT OF CHANGES IN EQUITY

For the half-year ended 30 June 2014

	Issued	Share Option	Foreign Currency Translation	Retained
	Capital	Reserve	Reserve	Earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 31 December 2012	58,694	4,045	(1,095)	90,172	151,816

Profit attributable to owners of the Company	—	—	—	2,063	2,063

Other comprehensive loss for the period	—	—	(279)	—	(279)
Total Comprehensive loss for the period	—	—	(279)	2,063	1,784

Shares issued in connection with
a) merger with Texon	132,092	—	—	—	132,092
b) private placement	46,207	—	—	—	46,207
c) exercise of stock options	813	—	—	—	813

Cost of capital raising, net of tax	(1,875)	—	—	—	(1,875)

Stock compensation value of services	—	870	—	—	870

Balance at 30 June 2013	235,931	4,915	(1,374)	92,235	331,707

Balance at 31 December 2013	237,008	5,635	(1,516)	106,114	347,241

Profit attributable to owners of the Company	—	—	—	12,669	12,669

Other comprehensive income for the period	—	—	1,394	—	1,394
Total Comprehensive income for the period	—		1,394	12,669	14,063

Shares issued in connection with
a) private placement	72,178	—	—	—	72,178
b) exercise of stock options	100	—	—	—	100

Cost of capital raising, net of tax benefit	(2,593)	—	—	—	(2,593)

Stock compensation value of services	—	1,201	—	—	1,201

Balance at 30 June 2014	306,693	6,836	(122)	118,783	432,190

The accompanying notes form part of these financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS

For the half-year ended 30 June 2014

	Consolidated Group
	30 June 2014	30 June 2013
	US$000	US$000
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales	$70,571	$23,028
Payments to suppliers and employees	(8,382)	(12,683)
Interest received	106	38
Derivative (payments) proceeds	(665)	208
Income taxes paid	(14,400)	(556)

NET CASH PROVIDED BY OPERATING ACTIVITIES	47,230	10,035

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure	(204,304)	(48,550)
Payments for exploration expenditure	(18,035)	(7,934)
Payments for acquisition of oil and gas properties	(3,300)	(141,282)
Final settlement subsequent to sale of non-current asset	(4,161)	—
Payments for property and equipment	(654)	(281)
Cash acquired from merger	—	114,690
Other investing activities	(101)	751

NET CASH USED IN INVESTING ACTIVITIES	(230,555)	(82,606)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares	72,278	47,020
Payments for the costs of capital raisings	(3,776)	(2,540)
Payments for acquisition related costs	—	(431)
Borrowing costs paid	(661)	(207)
Proceeds from borrowings	80,000	—
Repayments from borrowings	(30,000)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	117,841	43,842

Net decrease in cash held	(65,484)	(28,729)

Cash at beginning of period	96,871	154,110
Effect of exchange rates on cash	1,209	—
Cash at end of period	$32,596	$125,381

The accompanying notes form part of these financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2014

NOTE 1 - BASIS OF PREPARATION

The general purpose financial statements for the interim half-year reporting period ended 30 June 2014 have been prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards Board (AASB) 134 Interim Financial Reporting.  Compliance with AASB 134 ensures that the financial statements and notes also comply with International Accounting Standards (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2013 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Effective 1 July 2013, the Company retrospectively changed its general and administrative overhead policy (“capitalised overhead policy”) from expensing overhead costs directly attributable to the exploration, acquisition and development of oil and gas properties such as salaries, wages, benefits and consultant fees, to capitalising these costs using an appropriate allocation method in accordance with AASB 6 - Exploration and Evaluation Assets and AASB 116 - Property and Equipment.  This new policy provides reliable and more relevant information as the Company has shifted its focus from non-operated properties to operated properties and this policy better aligns costs with revenues.  Certain line items for the half year ended 30 June 2013 have been restated to reflect the following:

US$’000	Increase / (Decrease)
Assets
Development and production assets	$812
Exploration and evaluation expenditure	348
Liabilities
Deferred tax liabilities	432
Increase to net assets	$728

Equity
Increase to retained earnings	$728

General and administrative expense	(1,160)
Income tax expense	432
Increase to profit and other comprehensive income attributable to owners of the Company	$728

The accounting policies and methods of computation that are discussed in Note 1 of the Company’s 31 December 2013 annual financial statements have been consistently applied to the half-year reporting period ended 30 June 2014 unless otherwise stated. The Company has adopted all new accounting standards and amendments issued by the AASB and the IASB that became mandatorily applicable as at 1 January 2014.  There was no material impact from the adoption of these standards. Certain prior period comparatives have been reclassified to conform to the current period’s presentation.

The consolidated financial statements and footnotes are presented in U.S. dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2014

NOTE 2 - REVENUE

	Six-months ended 30 June
	2014	2013
	US$’000	US$’000
Oil sales	$61,720	$24,261
Natural gas sales	3,833	1,713
Natural gas liquid sales	3,858	483
Total revenue	$69,411	$26,457

All reported oil and natural gas volumes and revenues are shown net of royalties and transportation costs.

NOTE 3 — LEASE OPERATING AND PRODUCTION TAX EXPENSE

	Six-months ended 30 June
	2014	2013
	US$’000	US$’000
Lease operating expense	$(6,479)	$(2,764)
Production tax expense	(4,009)	(1,981)
Total lease operating and production tax expense	$(10,488)	$(4,745)

NOTE 4 — GENERAL AND ADMINISTRATIVE EXPENSE

	Six-months ended 30 June
	2014	2013
	US$’000	US$’000
Employee benefits expense, including wages and salaries	$(3,753)	$(4,051)
Administrative expense	(5,517)	(3,255)
Total general and administrative expense	$(9,270)	$(7,306)

NOTE 5 — INCOME TAX EXPENSE

During the six-months ended 30 June 2014 the Company recognised income tax expense of $1.8 million on pre-tax income of $14.5 million, representing 12.6% of pre-tax income.  The difference between the prima facie tax expense of $4.4 million at the Company’s statutory income tax rate of 30% is primarily due to the recognition of previously unrecognised deferred tax assets and the impact of foreign tax rates.  During the period the Company is recognising an income tax benefit of $3.2 million resulting from the election to consolidate certain Australian subsidiaries for income tax purposes effective 1 January 2014, making previously unrecognised deferred tax assets of one of these Australian subsidiaries available for utilisation against future income of the consolidated Australian entities.  These deferred tax assets were previously unrecognised due to the lack of evidence of future taxable income for these Australian subsidiaries on a stand-alone basis.

NOTE 6 — EARNINGS PER SHARE (EPS)

	30 June 2014	30 June 2013
	US$’000	US$’000
Profit for periods used to calculate basic and diluted EPS	$12,669	$2,063

	Number of shares	Number of shares
-Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS	513,530,136	365,282,808
-Incremental shares related to options and restricted share units	2,929,085	2,124,917
-Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	516,459,221	367,407,725

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2014

NOTE 7 — ASSETS AND LIABILITIES HELD FOR SALE

As at 30 June 2014, all of the Company’s DJ Basin and Williston properties were classified as held for sale. Both properties were sold subsequent to the balance sheet date for more than each of their carrying amounts — See Note 15 — Events After the Reporting Period.  The following assets and liabilities were included in assets and liabilities held for sale in the consolidated statement of financial position as at 30 June 2014 and 31 December 2013:

	30 June 2014			31 December 2013
	DJ	Williston	Total	DJ	Williston	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Assets
Accounts receivable (1)	$—	$12,677	$12,677	$—	$—	$—
Development and production assets	48,432	11,211	59,643	—	10,489	10,489
Exploration and evaluation expenditure	14,367	1,104	15,471	—	1,104	1,104
Total assets held for sale	$62,799	$24,992	$87,791	$—	$11,593	$11,593

Liabilities
Accounts payable (1)	$—	$16,962	$16,962	$—	$—	$—
Restoration provision liability	2,205	145	2,350	—	109	109
Total liabilities held for sale	$2,205	$17,107	$19,312	$—	$109	$109

(1)         As at 31 December 2013, the accounts receivable and payable due from/to the Buyer were not part of the disposal group.

NOTE 8 — CREDIT FACILITIES

	30 June 2014	31 December 2013
	US$000	US$000
Senior Credit Facility	$45,000	$15,000
Junior Credit Facility	35,000	15,000
Total Credit Facilities	80,000	30,000
Deferred financing fees	(775)	(859)
Total credit facilities, net of deferred financing fees	$79,225	$29,141

The Company’s credit arrangements consist of a five-year $300 million credit agreement with Wells Fargo Bank, N.A., as administrative agent providing for a senior secured revolving credit facility (the “Senior Credit Facility”) and a five-year $100 million second lien credit agreement with Wells Fargo Energy Capital, Inc., as administrative agent (the “Junior Credit Facility” and together with the Senior Credit Facility, the “Credit Facilities”) that mature in 2017.

In May 2014, the borrowing capacity under the Credit Facilities increased from an aggregate of $63 million to $135 million driven by the significant uplift in the Company’s proved oil and gas reserves as of December 31, 2013. In addition, additional syndicate banks entered into Credit Facilities.  As at 30 June 2014 the Company had $80 million of debt outstanding under the Credit Facilities.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2014

NOTE 9 — DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2014	31 December 2013
	US$’000	US$’000
FINANCIAL ASSETS:
Non-current
Derivative financial instruments — interest rate swaps	92	176
Total financial assets	$92	$176

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — commodity contracts	$(1,552)	$(188)
Derivative financial instruments — interest rate swaps	(152)	(147)
	(1,704)	(335)
Non-current
Derivative financial instruments — commodity contracts	(326)	(31)
Total financial liabilities	$(2,030)	$(366)

The change in the fair value of these commodity derivative financial instruments resulting in a loss of $1.6 million have been recognised in the statement of profit or loss and other comprehensive income within loss on commodity hedging. The change in the fair value of these interest rate swap derivative financial instruments resulting in a loss of $0.1 million have been recognised in the statement of profit or loss and other comprehensive income within other (expense) / income.

NOTE 10 — FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the statement of financial position in accordance with the fair value hierarchy.  This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:         quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:                            inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:                            inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.  The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 30 June 2014	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Interest rate swap contracts	$—	$92	$—	$92

Liabilities measured at fair value
Derivative commodity contracts	—	(1,878)	—	(1,878)
Interest rate swap contracts	—	(152)	—	(152)

Net fair value	$—	$(1,938)	$—	$(1,938)

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2014

NOTE 10 — FAIR VALUE MEASUREMENT (CONT)

Consolidated 31 December 2013	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Interest rate swap contracts	$—	$176	$—	$176

Liabilities measured at fair value
Derivative commodity contracts	—	(219)	—	(219)
Interest rate swap contracts	—	(147)	—	(147)

Net fair value	$—	$(190)	$—	$(190)

During the half-year reporting period ended 30 June 2014 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfer into or out of Level 3 fair value measurements.

Measurement of Fair Value

a)   Derivatives

Derivatives entered into by the Company consist of commodity contracts and interest rate swaps.  The Company utilises present value techniques and option-pricing models for valuing its derivatives.  Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads.  All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)   Credit Facilities

As at 30 June 2014, the Company had $45 million and $35 million of principal debt outstanding on the Senior Credit Facility and the Junior Credit Facility, respectively. The estimated fair value of the Senior Credit Facility approximated its carrying amount due to the floating interest rate paid on such debt to be set for a period of three months or less.  The estimated fair value of the Junior Credit Facility was approximately $42.5 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Junior Credit Facility was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period.

c)   Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 11 - ISSUED CAPITAL

Total ordinary shares issued at each year end are fully paid.

Number of Shares
a) Ordinary Shares
Total shares issued at 31 December 2013	463,173,668
Shares issued as placement	84,210,527
Restricted share units converted to ordinary shares	1,038,802
Shares options exercised	291,666
Total shares issued at 30 June 2014	548,714,663

Ordinary shares participate in dividends and the proceeds on winding of the parent entity in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2014

NOTE 11 - ISSUED CAPITAL (CONT)

30 June 2014
US$’000
b) Issued Capital
Beginning of period	$237,008
Shares issued in connection with:
Private placement	72,178
Exercise of stock options	100
Total capital issued during the period	72,278
Costs of capital raising during the period, net of tax benefit	(2,593)
Closing balance at end of period	$306,693

NOTE 12 — SHARE BASED PAYMENTS

Stock Options

The following table summarises the option activity for the six-month period ended 30 June 2014:

	Number of Options	Weighted Average Exercise Price A$
Outstanding at start of period	5,051,666	1.02
Formally issued	—	—
Forfeited	(1,330,000)	1.35
Exercised	(291,666)	0.37
Expired	—	—
Outstanding at end of period	3,430,000	0.95
Exercisable at end of period	2,010,000	0.90

Restricted Share Units

During the six month period ended 30 June 2014, the shareholders and Board of Directors awarded 671,988 and 2,167,638 restricted share units (RSUs) to our CEO and certain other employees, respectively (total of 2,839,626 RSUs).  These awards were made in accordance with the long term equity component of the Company’s incentive compensation plan, the details of which are described in more detail in the remuneration section of the Directors’ Report of the Company’s Annual Report for the year ended 31 December 2013. Share based payment expense for RSUs awarded was calculated pursuant to AASB 2: Share Based Payments.  The fair values of RSUs were estimated at the date they were approved by the shareholders and Board of Directors.  The value of the vested portion of these awards has been recognised within the financial statements.  This information is summarised for the Consolidated Group for the six month period ended 30 June 2014 below:

	Number of RSUs	Weighted Average Fair Value at Measurement Date
Outstanding at beginning of period	1,704,307	A$	0.83
Issued	2,839,626	A$	1.04
Forfeited	(10,793)	A$	0.76
Converted to ordinary shares	(1,038,802)	A$	0.85
Outstanding at end of period	3,494,338	A$	0.94
Vested at end of period	Nil	N/A

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2014

NOTE 12 — SHARE BASED PAYMENTS (CONT)

The following table summarises the RSUs issued and their related grant date, fair value and vesting conditions for the six-month period ended 30 June 2014:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
15 April 2014	1,842,638	$1,611	25% issuance date, 25% first three anniversaries
5 May 2014	135,000	$123	33% issuance date, 33% on 1 January 2015 and 2016
12 May 2014	190,000	$172	33% issuance date, 33% first two anniversaries
30 May 2014	671,988	$680	25% issuance date, 25% first three anniversaries
	2,839,626	$2,586

Upon vesting, and after a certain administrative period, the RSUs are converted to unrestricted ordinary shares.  As the daily closing price of the Company’s shares approximate its estimated fair value at that time, the Company used the grant date closing price to estimate the fair value of the RSUs.

NOTE 13 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America, which is the Company’s only major line of business and only major geographic area of operations. All of the basins and/or formations in which the Company operates have common operational characteristics, challenges and economic characteristics.  As such, Management has determined, based upon the reports reviewed by the Chief Operating Decision Maker (“CODM”) and used to make strategic decisions, that the Company has one reportable segment being oil and natural gas exploration and production in North America.

The Company’s CODM is its chief executive officer (CEO). The CEO reviews internal management reports on a monthly basis that are consistent with the information provided in the statement of profit or loss and other comprehensive income, statement of financial position and statement of cash flows.  As a result no reconciliation is required, because the information as presented is used by the CEO to make strategic decisions.

NOTE 14 — CONTINGENT ASSETS AND LIABILITIES

At the date of signing this report, the Group is not aware of any significant contingent assets or liabilities that should be recognised or disclosed in accordance with AASB 137 — Provisions, Contingent Liabilities and Contingent Assets / IFRS 37 - Provisions, Contingent Liabilities and Contingent Assets.

NOTE 15 — EVENTS AFTER THE REPORTING PERIOD

In July 2014, the Company sold its remaining Denver-Julesburg Basin assets. The sale price of approximately $113.4 million in cash includes the reimbursement of capital expenditures incurred on 8 gross (3.1 net) non-operated horizontal wells. The net proceeds exceed the Company’s carrying costs as at 30 June 2014; therefore, no impairment was necessary.

In July 2014, the Company sold its remaining Williston assets for approximately $14.5 million, which included $10 million in cash and approximately $4.5 million in settlement of a net liability due to the buyer.  The net proceeds exceed the Company’s carrying costs as at 30 June 2014; therefore, no impairment was necessary.

In July 2014, the Company completed the acquisition of working interests in approximately 9,200 gross (5,700 net) and 18,000 gross (5,400 net) mineral acres in Dimmit and Maverick Counties, Texas, respectively. The purchase price includes an initial cash payment of approximately $35 million and a commitment to drill four Eagle Ford wells. In addition, the Company has the option, at its sole discretion, to acquire the Seller’s remaining working interests in Dimmit and Maverick Counties, Texas (including the Seller’s interest in producing wells) for an additional $45 million.

In July and August 2014, the Company drew on and paid down its Senior Credit Facilities by $20 million and $35 million, respectively.  The total outstanding Credit Facilities as at the date of this report is $65 million.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Sundance Energy Australia Limited, I state that:

In the opinion of the directors:

1.              The financial statements and notes of Sundance Energy Australia Limited for the half-year ended 30 June 2014 are in accordance with the Corporations Act 2001, and:

a)             give a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the half-year ended on that date, and;

b)             comply with Australian Accounting Standards and the Corporations Regulations 2001 and Standards, as discussed in Note 1.

2.              There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.

Mike Hannell

Chairman

Adelaide

Dated this 12th day of September 2014

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

INDEPENDENT AUDITOR’S REVIEW REPORT

Ernst & Young 680 George Street Sydney NSW 2000 Australia GPO Box 2646 Sydney NSW 2001	Tel: +61 2 9248 5555 Fax: +61 2 9248 5959 ey.com/au

To the members of Sundance Energy Australia Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Sundance Energy Australia Limited, which comprises the consolidated statement of financial position as at 30 June 2014, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls that the directors determine are necessary to enable the preparation of the half year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Sundance Energy Australia Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sundance Energy Australia Limited is not in accordance with the Corporations Act 2001, including:

a)             giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the half-year ended on that date; and

b)             complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

/s/ Ernst & Young
Ernst & Young

/s/ Michael Elliott
Michael Elliott
Partner
Sydney
12 September 2014

CORPORATE DIRECTORY

Directors

Michael D. Hannell — Chairman

Eric P. McCrady-Managing Director & CEO

Damien Hannes—Non-Executive Director

Neville W. Martin—Non—Executive Director

Weldon Holcombe — Non-Executive Director

Company Secretary

Damien Connor

Registered Office

32 Beulah Road,

Norwood. SA 5067

Ph. 08 8360 0388

Fax 08 8132 0766

Website: www.sundanceenergy.com.au

Corporate Headquarters

Sundance Energy Inc

633 17th Street, Suite 1950

Denver. CO 80202 USA

Ph.  +1(303) 543-5700

Fax  +1(303) 543-5701

Share Registry

Computershare Investor Services Pty Ltd

Level 5, 115 Grenfell Street

Adelaide  SA  5000

Australia

Auditors

Ernst & Young

Ernst & Young Centre

680 George Street

Sydney NSW 2000

Australia

Australian Legal Advisors

Baker & McKenzie

Level 27, AMP Centre

50 Bridge Street

Sydney, NSW 2000

Australia

Bankers

National Australia Bank Limited - Australia

Wells Fargo — United States

Australian Securities Exchange

The Company is listed on the Australian Securities Exchange.(ASX)

ASX Code:  SEA